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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                             SIGNALSOFT CORPORATION
                            (Name of Subject Company)

                                   ----------

                             SIGNALSOFT CORPORATION
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   82668M 10 2
                      (CUSIP Number of Class of Securities)

                                ANDREW M. MURRAY
                        SENIOR VICE PRESIDENT OF FINANCE
                             SIGNALSOFT CORPORATION
                              1495 CANYON BOULEVARD
                             BOULDER, COLORADO 80302
                                 (303) 381-3000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:
                               J. GREGORY HOLLOWAY
                            HOLME ROBERTS & OWEN LLP
                       90 SOUTH CASCADE AVENUE, SUITE 1300
                      COLORADO SPRINGS, COLORADO 80903-1615
                                 (719) 473-3800

/X/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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         The following is a memorandum distributed by SignalSoft Corporation on
June 5, 2002 to the former shareholders of BFound.com Services, Inc. and mobilePosition AB, two companies acquired by SignalSoft in 2000 and 2001, respectively.


TO:      FOREIGN HOLDERS OF SIGNALSOFT RESTRICTED COMMON STOCK
FROM:    SIGNALSOFT CORPORATION
DATE:    JUNE 5, 2002

In response to several inquiries we have received regarding the sale of restricted shares of SignalSoft common stock held by non-U.S. persons, in connection with the recent announcement by Openwave Systems Inc. of a tender offer for all of SignalSoft's outstanding common stock and otherwise, below please find information which may be of assistance to you.

As you are most likely already aware, Openwave Systems Inc. has announced that it (through one of its wholly owned subsidiaries) intends to launch a tender offer for all of SignalSoft's outstanding common stock pursuant to the terms of a Merger Agreement executed on May 28, 2002 among Openwave, Openwave's subsidiary and SignalSoft. This Merger Agreement has been filed with SEC, and is available on-line at the SEC's website (www.sec.gov). The required tender offer documents and SignalSoft's recommendation statement relating thereto will be filed in accordance with the time frames set forth in the Merger Agreement and as established by applicable law. In the event you desire to tender and sell your shares in connection with Openwave's tender offer, the restrictive legend appearing on your share certificates will not prevent you from doing so. You will be receiving information on how to tender your shares in connection with Openwave's tender offer within the next several weeks.


ADDITIONAL INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of SignalSoft. At the time the expected offer is commenced, Openwave will file tender offer materials with the U.S. Securities and Exchange Commission and SignalSoft will file a solicitation/recommendation statement with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of SignalSoft at no expense to them. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov and at Openwave's website at www.openwave.com.